
August 28, 2019

Richard Hylen
Chief Executive Officer
Simlatus Corp.
175 Joerschke Drive, Suite A
Grass Valley, CA 95945

   Re: Simlatus Corp.
     Information Statement on Pre14C
     Filed on July 24, 2019
     File No. 000-53276

Dear Mr. Hylen:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Telecommunications

cc: Callie Jones